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                                                                    Exhibit 99.1


U.S. REALTEL SUCCESSFULLY NEGOTIATES REPURCHASE OF COMMON STOCK

FT. LAUDERDALE, FLA., AUG. 8 (BUSINESS WIRE) -- U.S. RealTel, Inc. (Nasdaq/OTC:USRT) recently bought back stock from a former director which the Company believes will enhance value for its shareowners.

On July 26, 2001 the Company purchased an aggregate of 533,333 shares of U.S. RealTel common stock from Craig M. Siegler (a former officer and director of U.S. RealTel), and certain members of his family, representing approximately 8.2% of the outstanding shares of U.S. RealTel common stock, for an aggregate purchase price of $799,999.50, or $1.50 per share.

In a separate transaction, Mark J. Grant, the President of U.S. RealTel, and certain directors of the Company and their affiliates also purchased an aggregate of 484,402 shares (or approximately 7.5% of the outstanding shares) from Mr. Siegler and his family at the same price per share.

Following the purchase and sale, Mr. Siegler and his affiliates do not own any shares of capital stock of U.S. RealTel. Consequently, Mr. Siegler no longer has any affiliation with the Company.

"Our decision to repurchase stock will enable the Company to either retire the shares in order to reduce the Company's overall outstanding shares or sell the shares at a potentially higher value in the future," said Mark J. Grant, President of U.S. RealTel. "We extend our thanks and appreciation to Mr. Siegler for his work on behalf of U.S. RealTel and wish him well in his future endeavors."

U.S. RealTel is an innovator and owner of Telecommunication Rights worldwide. Telecommunication Rights are real estate site access and usage rights which US RealTel assembles into property portfolios. These portfolios enable telecommunications companies to access properties in major urban areas for in-building service and antenna sites. Simultaneously the Company enables property owners of office buildings, retail centers, apartment buildings, hotels and other structures to realize lease income from unoccupied areas of their buildings.

Recently the Company sold its U.S. assets in order to allocate 100% of its resources toward international expansion, where the Company believes opportunities are greater and there is less competition. The Company believes that its subsidiaries in Argentina and Brazil position U.S. RealTel to take advantage of significant growth opportunities.

The statements in this release that relate to future plans, events or performance are forward looking statements that involve risks and uncertainties, including risks associated with uncertainties pertaining to our expansion in South America, demographics, the demand for our services, our operating performance, telecommunications deregulation, other aspects of the telecommunications industry and other risks identified in our Annual Report on Form 10-KSB for the year ended December 31, 2000 and other SEC filings.



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Actual results, events, and performance may differ. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this press release does not constitute the admission by us or any other person that the events or circumstances described in such statements are material.

CONTACT:

U.S. RealTel, Inc.
Perry H. Ruda, 954/462-0449